Exhibit (a)(5)

PRESS RELEASE
Local knowledge. Global power.

The Hague, November 1, 2006

AEGON announces agreement to acquire Clark, Inc.

AEGON today announced that one of its US subsidiaries (AEGON) signed an agreement providing for AEGON’s acquisition of Clark, Inc. (Clark), a company specializing in the sale of Corporate-Owned (COLI) and Bank-Owned (BOLI) life insurance and other benefit programs, for approximately USD 293 million. AEGON will commence a cash tender offer for the issued and outstanding shares of Clark for USD 16.55 per share. The transaction is expected to close early in the first quarter of 2007, subject to normal closing requirements.

BOLI/COLI life insurance is marketed to institutional clients to fund their long-term employee benefit liabilities, such as post retirement medical plans and executive compensation plans. AEGON has provided insurance products in the COLI/BOLI market for over a decade. This acquisition is in line with AEGON’s strategy to expand into businesses that offer profitable growth and further expand AEGON’s multi-channel distribution capability.

AEGON and Clark have been strategic partners for many years and AEGON is Clark’s largest corporate shareholder with a 13% stock ownership. AEGON will purchase the remaining stock of Clark, and immediately following the purchase, a Clark management group will acquire some of Clark’s other business segments (OBS) not considered core to AEGON. These other business segments include Pearl Meyer & Partners, The Federal Policy Group, Healthcare, Medex, Clark Strategic Advisors, Clark Benson and Baden. The management group plans to form a privately held company, which will hold these business segments. The OBS purchase agreement provides that the Clark special committee of independent directors will solicit other potential buyers for the OBS to determine if a superior transaction is available to Clark and its shareholders. If this process results in a higher price for the OBS, the original OBS purchase agreement will be terminated and the net increase in value obtained in this process will increase the price Clark shareholders receive in the transaction.

The acquisition agreement contains customary provisions regarding Clark’s ability to solicit and respond to a superior proposal for Clark, as well as a customary termination fee if Clark accepts a superior proposal and the acquisition agreement is terminated. The acquisition agreement and the OBS purchase agreement will be filed by Clark with the Securities and Exchange Commission and will be publicly available.

“AEGON’s prominence as a large, multi-national organization supports our business objective of expanding services to a greater number of clients. Clark’s business goals – increasing profits, distribution opportunities, client base, and product and service offerings – are closely aligned with those of AEGON”, said Tom Wamberg, Chairman and CEO of Clark.

“Clark, Inc.’s expertise combined with their distribution platform in the compensation and benefit financing area fit well with our strategy to strengthen the financial solutions available to our customers”, said Pete Gilman, head of AEGON’s COLI/BOLI business.

AEGON will acquire Clark using cash and expects the acquisition to have a marginally positive effect on earnings per share.

Investor Relations: +31 (0)70 344 83 06 (NL) +1 877 648 96 68 (USA)     |    Media Relations: +31 (0)70 344 83 44 (NL)

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

ABOUT CLARK, INC.

Founded in 1967, Clark Consulting specializes in designing innovative executive compensation programs that attract, retain, motivate and reward executives, directors and employees. Clark Consulting provides leading edge advice on the design, financing, and plan administration of benefit programs. With more than 3,800 corporate, banking and healthcare clients, the Company’s mission is helping companies keep their best people.

DISCLAIMER

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’; ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

•	All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including;

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

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CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

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